KIRKPATRICK & LOCKHART LLP                         1800 Massachusetts Avenue, NW
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                                                   Washington, DC  20036-1221
                                                   202.778.9000
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                               September 14, 2004


BY FAX and FEDERAL EXPRESS
--------------------------
Mr. Stephen C. Miller
1680 38th Street, Suite 800
Boulder, Colorado 80301

Dear Mr. Miller:

     This firm serves as counsel to the Neuberger Berman Real Estate Income Fund Inc. ("Fund") and the Fund's independent Directors. In his letter to the Fund's Board of Directors dated September 9, 2004, Stewart Horejsi stated that he would be pleased to meet with the Board to discuss the tender offer for shares of the Fund recently made by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B (the "Trusts"). This letter is to advise you that the Fund's independent Directors have established a special committee, which is available to meet with Mr. Horejsi on Monday, September 20, at 10:30 a.m. The committee will be meeting at the offices of Kirkpatrick & Lockhart LLP, 599 Lexington Avenue, New York.

     We are also using this letter to request certain information in advance of that meeting, which the independent Directors believe it is their responsibility to request, obtain and analyze as part of their evaluation of the Trusts' tender offer. As the Trusts have announced that they intend to transfer the management contract for the Fund to certain entities affiliated with Mr. Horejsi,(1) the Directors believe that endorsement of the tender offer would be tantamount to endorsing a management contract with the Horejsi Advisers. Accordingly, the Directors have asked us to request from you information of the type annually reviewed by the Board in considering its management contracts with Neuberger Berman Management Inc.

     As you know, an investment advisory agreement may be adopted only if it is approved by a majority of the Fund's independent Board members. Section 15(c) of

--------------------

(1) Those entities are Boulder Investment Advisers, LLC and Stewart West Indies Trading Company, Ltd. doing business as Steward Investment Advisers. Together with Mr. Horejsi, those entities are referred to herein as the "Horejsi Advisers."

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 2


the Investment Company Act of 1940 requires the independent Board members to request, and the adviser to provide, "such information as may reasonably be necessary to evaluate the terms of" any advisory contract. The SEC has recommended a similar review of other agreements between funds and their affiliates. The SEC staff has recently placed a renewed emphasis on this area, with particular attention to the nature and quality of the materials received and reviewed by fund boards.

     In order to ensure that the Board members will be fully informed in considering the required matters, please provide them with a written report containing all information reasonably necessary to enable them to fulfill their obligations under Section 15(c) of the 1940 Act. Please make the report as specific as possible. If the report includes Lipper Reports or similar analyses, please provide an explanation of any symbols or codes used therein.

     Please provide 10 copies of the requested information to Jennifer Gonzalez, Esq., Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue N.W., Washington, D.C., 20036, no later than Friday, September 17 (a.m. delivery) for distribution to the Board members. We understand that the following information request is extensive. However, we assume that prior to launching an offer aimed at changing Fund management, Mr. Horejsi and the Trusts have analyzed these issues carefully and completely. We also note that the Horejsi Advisers manage two other closed-end funds, and we assume that much of this information has been compiled for use in reports to their boards of directors under Section 15(c).

I.   MANAGEMENT AND SUB-ADVISORY AGREEMENTS
     --------------------------------------

     A.   Investment Strategy and Performance Record
          ------------------------------------------

          1. INVESTMENT STRATEGY. The Trusts' Schedule TO states that the new managers would change the investment strategy of the Fund. Please describe in detail the proposed new investment strategy. Describe the material risks of that strategy and any methods the Horejsi Advisers intend to use to offset those risks.

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 3


          2. PERFORMANCE HISTORY. Provide the names(2) and performance histories for the past 10 years (or since inception, if less than 10 years ago) for each and every other account that the Horejsi Advisers manage or have managed in a style similar to that planned for the Fund. Show the comparison to an appropriate broad-based index and to a Lipper peer group that would be appropriate for the Fund's proposed new investment program.

          3. MORNINGSTAR REPORTS. Please provide copies of Morningstar reports for the Boulder Growth and Income Fund and the Boulder Total Return Fund (the "Boulder Funds"). Please include a key to the symbols used in the reports.

          4. INTERNAL STANDARDS. What techniques and standards (whether prepared by the Horejsi Advisers or an outside party) are used internally by the Horejsi Advisers to measure or evaluate the performance or the risk levels of accounts or portfolio managers? Please summarize the techniques and standards, show how the Boulder Funds and any accounts described in answer to Question 2, above, perform, and show their risk levels. If this technique is used to measure or evaluate the performance or risk levels of any other account of the Horejsi Advisers having similar investment guidelines, please show how the Boulder Funds compare and discuss the reasons for any long-term differences between the performance or risk level of either Boulder Fund and other accounts of the Horejsi Advisers in the same category. (In responding to this question, it is not necessary to name the other accounts.)

          5. LIPPER PEER GROUPS. Please provide performance information for the past one-, five-, and ten-year periods for a peer group selected by Lipper for each Boulder Fund.

     B.   Nature of Services
          ------------------

          1. STAFFING. Identify the intended portfolio manager(s) and the investment assistants and researchers assigned to that portfolio manager (if a person is assigned to a portfolio manager less than full-time, indicate the percentage of that person's time assigned to the manager). As to each portfolio manager, state the total amount of assets (Fund and non-Fund) for which the manager is responsible, as of a recent date.

--------------------

(2) In light of the Privacy Act, please provide just a reference number for accounts other than public funds.

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 4


          2. PORTFOLIO MANAGER COMPENSATION. (a) Describe in detail the basis upon which portfolio managers and assistants are compensated, including a description of current or planned "incentive" programs and any formula used to determine compensation. (b) Is the compensation arrangement sufficient to attract and retain the highest quality employees? (c) Where a substantial portion of the manager's compensation is tied to performance, describe the oversight mechanisms used to prevent a manager with lagging performance from taking undue risks.


     C.   Brokerage and Trading Issues
          ----------------------------

          1. BEST EXECUTION. Comment on the quality of execution that you believe the Boulder Funds and the Horejsi Advisers' other clients have received and that you believe the Fund would receive if the Horejsi Advisers were to manage it. Describe the basis for your belief, including reliance on outside consultants and other objective information.

          2. BROKER SELECTION PROCESS. (a) Describe the Horejsi Advisers' process for selecting brokers for client trades and identify the individuals who participate in the selection. (b) Please indicate whether there are target or suggested amounts for any broker, either on a Fund-by-Fund basis or complex-wide, and the factors used in establishing such amounts.

          3. USE OF ECNs. As you know, a number of electronic order execution systems have grown up in the last few years. Please describe the manner in which, and the extent to which, they are used in executing portfolio transactions.

          4. BROKERAGE FOR RESEARCH. (a) Do the Horejsi Advisers permit portfolio managers to direct Fund portfolio brokerage to reward particular brokers for investment ideas? If so, please describe the policy under which this takes place, including any limits on the amount of brokerage that can be so directed. (b) Please describe the material terms of each formal arrangement for obtaining research in return for the Funds' brokerage. Identify each broker or dealer involved and describe the benefits and services received by any of the Horejsi Advisers, the benefits derived by the Fund(s) from the service, the

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 5


amount of business transacted with each broker during a recent twelve month period, the commission rate paid, the percent of the commission devoted to payment for the service, and the person(s) who determined that they be used. If the product or service has a retail cash price, please include that. (c) In light of the extensive public discussion recently about eliminating the use of "soft dollars" by registered investment companies, please quantify, to the extent possible, the impact on management fees if the Horejsi Advisers had to provide the research now obtained using soft dollars (assuming this research is even available on a "hard dollar" basis).

          5. BROKERAGE FOR FUND SERVICES. (a) We understand that certain Fund-related services (E.G., custodial, transfer agency or accounting services) may be paid for with brokerage dollars. Please indicate whether or not the Horejsi Advisers use this technique, or intend to use it in their management of the Fund. (b) If so, comment on whether or not the quality of execution of any trades involving payment of fund expenses was at least as good as it was for trades not involving such arrangements and describe your basis for this conclusion.

          6. OTHER DIRECTED BROKERAGE. Other than the soft dollar and directed brokerage arrangements described in response to questions 4 and 5, have the Horejsi Advisers requested or instructed the broker for a Boulder Fund trade to pay a portion of the commission or mark-up to any other person or entity? If so, who has benefited from such practices? What benefits accrued to the Boulder Fund from these practices?

          7. SOFT DOLLARS ON PRINCIPAL TRADES. As you know, the SEC issued two years ago a new interpretation of Section 28(e), under which the safe harbor provided by that section would apply to certain principal trades. Please indicate whether the Horejsi Advisers have paid soft dollars pursuant to this new interpretation, or plan to do so.

          8. OTHER COMPENSATION FOR PORTFOLIO TRANSACTIONS. Indicate whether the Horejsi Advisers have, with respect to either Boulder Fund, received other compensation not mentioned above, including any payment for order flow, or if they plan to do so with the Fund. If so, describe the arrangements and quantify the benefit obtained by the Horejsi Advisers.

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 6


          9. INTENDED IMPROVEMENTS. Please describe any plans to improve quality of execution in the coming year, including the stated goals of such plans, i.e., what does management consider to be "success" in this regard?

          10. TRADE ALLOCATION. Please provide copies of the Horejsi Advisers' written policies for allocation of both IPOs and trades in the secondary markets. Comment on whether you believe that the Horejsi Advisers' clients are fairly served by such trade allocation procedures, including the Horejsi Advisers' basis for this belief.

          11. ACTUAL AND POTENTIAL CONFLICTS. Describe any conflicts that any Horejsi Adviser has experienced or anticipates it will experience in managing the Fund or either Boulder Fund in view of its discretionary authority over other accounts.

     D.   Compensation
          ------------

          1. PROPOSED NEW FEES. The Trusts' Schedule TO dated September 10, 2004 states that a new advisory contract with the Horejsi Advisers would likely involve a fee increase, as occurred with other Funds taken over by the Horejsi entities. (a) Please provide details of the proposed increase. (b) Provide a detailed justification for any increase. (c) Show management fee and expense ratio information for the Lipper peer group in which the Fund would reside under its proposed new investment strategy, including the name of the group, the number of funds included, the 25th and 75th percentile points, as well as the mean and the median for the group.

          2. EXPECTED PROFITABILITY. Provide a table showing the Horejsi Advisers' expected profitability on the fees it expects to charge the Fund as a percentage of the Horejsi Advisers' anticipated income from the Fund for a 12-month period, including profit derived from your affiliated administrator.

          3. SUPPORTING SCHEDULES. Please provide the following supporting schedules for the information in question 1:

          (a) The advisory and administration fee revenues expected to be received by the Horejsi Advisers from the Fund during the period, as well as any other significant income expected to be derived by the Horejsi Advisers and their affiliates, including Fund Administrative Services LLC, from their relationship with the Fund.

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 7


          (b) The expenses expected to be borne by the Horejsi Advisers and their affiliates in performing services for the Fund during the same period. These expenses should be itemized as precisely as possible and all assumptions and allocation methods should be described.

          4. ALLOCATION METHODOLOGY. (a) Please explain the methods used by the Horejsi Advisers to allocate their costs between the Fund and the Horejsi Adviser's other clients and provide data to support the allocation. (b) Please explain the methods used by the each Horejsi Adviser to allocate complex-wide expenses among the individual Funds. Describe any independent, third party review of this allocation methodology and furnish a copy of any report or comments received from independent reviewers.

          5. ECONOMIES OF SCALE. Describe any economies of scale which are expected by the Horejsi Advisers or any of their affiliates in the management, administration, or servicing of the Fund together with the Boulder Funds. To what extent would such economies of scale be a function of the assets in a single fund and to what extent would they be a function of the assets under management in the Horejsi-controlled Funds as a whole? If the Funds are not realizing economies of scale, please explain the reasons and describe any ways in which you believe the Funds might reasonably realize such economies.

          6. FEES AND EXPENSES OF OTHER ACCOUNTS. Provide information about the rates of compensation paid to the Horejsi Advisers, and overall expense ratios, for other accounts managed by them that are comparable to the Fund, including pension plans, separate accounts and sub-advised funds. To the extent that the Fund would be charged for additional services that the other accounts are not, or vice-versa, please identify these additional services and the portion of the fees associated with the additional services. In light of the controversy about whether mutual funds are charged fees that are higher than comparable pension plan accounts, please add whatever discussion is necessary to highlight areas where the data may not be comparable.

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 8


          7. POTENTIAL FEE REDUCTIONS. In light of the fiduciary duties of an investment adviser under Section 36(b) of the 1940 Act, please discuss your views on the advantages and/or disadvantages of a "fulcrum" fee or other performance-based compensation.

          8. BALANCE SHEETS. Provide copies of the Horejsi Advisers' balance sheets as of a recent date, and indicate if there have been any material changes subsequent to that date.

II.  COMPLIANCE
     ----------

     1. COMPLIANCE SYSTEMS. (a) Describe how the Horejsi Advisers would monitor and assure compliance with the Fund's investment limitations, the investment constraints in the 1940 Act, and the relevant limitations of the Internal Revenue Code. (b) Please comment specifically on the plans to hire or designate a Chief Compliance Officer for the Boulder Funds and their progress in implementing Rule 38a-1 and Rule 206(4)-7.

     2. REGULATORY EXAMS. Discuss any SEC or IRS staff examination or investigation of the Boulder Funds' books and records during the past year, as well as any examination or investigation of the Horejsi Advisers, as it relates to the business or operations of the Boulder Funds, by the SEC, the IRS, or any state securities administrator. Indicate whether, to your knowledge, any such examination or investigation revealed any deficiency relevant to the operation of a Fund, or to the Horejsi Advisers as providers of services to registered investment companies. Supply copies of regulatory exit or deficiency letters and other comments and your responses thereto.

     3. OTHER REGULATORY PROBLEMS. Describe compliance or administrative problems, if any, during the past year and describe procedures that have been implemented to mitigate or eliminate such problems.

     4. SHAREHOLDER LETTERS, E-MAILS, AND CALLS. Analyze the number and types of shareholder letters, calls or e-mails received, or meetings with institutional shareholders, which described problems or dissatisfaction with any Boulder Fund, and describe the policies followed and actions taken in response. What patterns or themes, if any, emerge from these communications?

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KIRKPATRICK & LOCKHART LLP

Mr. Stephen C. Miller
September 14, 2004
Page 9


III. CUSTODY AND TRANSFER AGENCY SERVICES
     ------------------------------------

     1. ADEQUACY OF CUSTODY AND TRANSFER AGENCY SERVICES. Assuming that the Fund under control of the Trusts would use the same custodian and transfer agent as the Boulder Funds, comment on the adequacy of the services provided to each Boulder Fund by its custodian and transfer agent.

     2. COSTS OF CUSTODY AND TRANSFER AGENCY SERVICES. (a) What annual transfer agency and custodial costs do you anticipate for the Fund? (b) How do the Boulder Funds' custodial and transfer agency costs compare to costs of comparable funds?

     3. OBJECTIVE PERFORMANCE MEASURES. Please indicate whether the Horejsi Advisers or the administrator use any objective measures of the quality of service provided by the transfer agent (e.g., error rates, phone call abandonment rates, etc.). If so, please provide each of those rates for a recent one-year period, and for the same period in the prior year. If the measures have deteriorated, please indicate what steps the Horejsi Advisers or the administrator have taken, or are planning to take, to obtain improved service levels.

                                    * * * * *

     Thank you for your assistance. If you have any questions concerning the foregoing or anticipate difficulty in obtaining the information requested, please contact me as soon as possible at 202-778-9042, or Jennifer Gonzalez of this firm at 202-778-9286.

                                            Sincerely,

                                            /s/ Arthur C. Delibert

                                            Arthur C. Delibert


cc:  Fund Directors